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CONFIDENTIAL

March 2, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	ADC Therapeutics SA Draft Registration Statement on Form F-1 CIK No. 0001771910

Dear Sir/Madam:

On behalf of ADC Therapeutics SA, a corporation organized under the laws of Switzerland (the “Company”), we are submitting to the staff of the Securities and Exchange Commission (the “Commission”) for its confidential review the Company’s draft Registration Statement on Form F-1 relating to a proposed offering in the United States of the Company’s common shares. Previously, on September 23, 2019, the Company filed with the Commission its Registration Statement on Form F-1, which it subsequently withdrew. This draft Registration Statement on Form F-1 includes revisions and updates to that Registration Statement.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 450-4839 or Deanna L. Kirkpatrick at (212) 450-4135.

Sincerely,

/s/ Yasin Keshvargar

Yasin Keshvargar

Enclosures

cc:	Christopher Martin, Chief Executive Officer
Michael Forer, Chief Financial Officer
Dominique Graz, General Counsel
ADC Therapeutics SA

Deanna L. Kirkpatrick
Davis Polk & Wardwell LLP